EXHIBIT 12
CONEXANT SYSTEMS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

						Six Months
						Ended
	Fiscal Year Ended September 30,					March 31,
	2001	2002	2003	2004	2005	2006
Income (loss) before income taxes	$(716,283))	$(145,588)	$23,433	$(300,916)	$(173,668)	$(32,952)

Add: loss (income) from equity method investees	—	3,864	3,119	(14,422)	10,642	2,655

Add: fixed charges-
Interest expense, including amortization of debt issuance costs	33,597	31,069	28,120	30,708	33,691	18,854
Interest element of rent expense	525	650	840	1,065	1,055	400

Total fixed charges	34,122	31,719	28,960	31,773	34,746	19,254

Total earnings (losses) available for fixed charges	$(682,161)	$(110,005)	$55,512	$(283,565)	$(128,280)	$(11,043)

Ratio of earnings to fixed charges (1)	—	—	1.9x	—	—	—

(1)	For purposes of calculating this ratio, earnings consist of income (loss) from continuing operations before (i) income taxes, (ii) income (loss) from equity method investees and (iii) fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the portion of rent expense which we believe is representative of the interest component of rental expense. Earnings were insufficient to cover fixed charges by $716.3 million, $141.7 million, $315.3 million and $163.0 million for the fiscal years ended September 30, 2001, 2002, 2004 and 2005, respectively. Earnings were insufficient to cover fixed charges by $30.3 million for the six months ended March 31, 2006.